Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands of euros)

	As of
	December 31, 2016	June 30, 2017
	€	€
ASSETS
Non-current assets
Intangible assets	57	43
Property, plant and equipment, net	2,245	2,730
Other non-current financial assets	132	130

Total non-current assets	2,434	2,903

Current assets
Inventories	145	170
Trade and other receivables	218	336
Other current assets	4,524	7,348
Cash and cash equivalents	37,646	88,551

Total current assets	42,533	96,405

TOTAL ASSETS	44,967	99,307

	As of
	December 31, 2016	June 30, 2017
	€	€
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital	873	1,174
Premiums related to share capital	105,090	170,159
Reserves	(48,412)	(69,581)
Net loss for the period	(21,913)	(14,081)

Total shareholders’ equity	35,638	87,671

Non-current liabilities
Long-term provisions	163	167
Financial liabilities—non-current portion	2,816	2,426
Deferred tax	3	3

Total non-current liabilities	2,982	2,596

Current liabilities
Financial liabilities—current portion	50	817
Trade and other payables	4,832	6,164
Other current liabilities	1,465	2,059

Total current liabilities	6,347	9,040

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	44,967	99,307